



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **PROBE MANUFACTURING INC.**, did on March 10, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 11, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0095532005-5
Document Number:
20050057528-84

Date Filed:
3/10/2005 8:05:25 AM
In the office of

Dean Heller

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

ABOVE SPACE IS FOR OFFICE USE ONLY

Important. Read attached instructions before completing form.

1. Name of Corporation:	Probe Manufacturing, Inc.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Incorporate Express — Name 3960 Howard Hughes Pkwy., 5th Floor — Street Address — Las Vegas (City) — NEVADA (State) 89109 (Zip Code) Optional Mailing Address — City — State — Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 200,000,000 — Par value: $ .001 — Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Dennis Benner — Name 3050 Pullman St. — Street Address — Cost Mesa (City) — CA (State) — 92626 (Zip Code) 2. Reza Zariff — Name 3050 Pullman St. — Street Address — Costa Mesa (City) — CA (State) — 92626 (Zip Code) 3. Kambiz Mahadi — Name 3050 Pullman St. — Street Address — Costa Mesa (City) — CA (State) — 92626 (Zip Code)
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: Electronics Manufacturing
6. Names, Address and Signature of Incorporator. (attach additional page if there is more than 1 incorporator)	Jeffrey Conrad — Name — Signature 301 East Ocean Blvd., Suite 640 — Address — Long Beach (City) — CA (State) — 90802 (Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — 3/10/05 — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Please add the following provision to the Articles of Incorporation of Probe Manufacturing, Inc.

The corporation hereby vests authority in the board of directors to prescribe, the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.